November 26, 2024

Ng Chen Lok
Chief Executive Officer
Sagtec Global Ltd
No 43-2, Jalan Besar Kepong,
Pekan Kepong, 52100 Kuala Lumpur

       Re: Sagtec Global Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 12, 2024
           CIK No. 0002029138
Dear Ng Chen Lok:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Business
Our Customers, page 51

1. We note your revisions pursuant to prior comment 3 and reissue in part. Please revise to separately disclose the material terms of your material agreements with each of these three customers. See Items 3.D and 4.B of Form 20-F.
 November 26, 2024
Page 2
Our Suppliers, page 51

2. We note your response to prior comment 4 and reissue in part. Please revise to separately disclose the material terms of your agreements with these suppliers. See
       Items 3.D and 4.B of Form 20-F.
Note 19. Expenses by nature, page F-29

3. We note your response to prior comment 15 and note that you do not provide disclosure for the nature of expenses classified as cost of sales such as inventory purchasing cost and other inventory related expenses. Refer to paragraph 102 of IAS 1 that displays the nature of expenses for cost of sales. In addition, please explain why the "depreciation under the cost of sales" exceeds the amount of depreciation disclosed in expenses by nature table. Please advise or revise.

       Please contact Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Yarona Yieh